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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                              Silicon Gaming, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  827054 10 7
                                 --------------
                                 (CUSIP Number)

                               Joel J. Agena, Esq,
                        Squire, Sanders & Dempsey L.L.P.
                        40 N. Central Avenue, Suite 2700
                                Phoenix, AZ 85004
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 24, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 827054 10 7                                         PAGE 2 OF 5 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Andrew S. Pascal
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     8,045,410
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,045,410
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 827054 10 7                                         PAGE 3 OF 5 PAGES
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of the common stock, $.001 par value of Silicon Gaming, Inc. (the "Company"). The principal executive offices of the Company are located at 2800 West Bayshore Road, Palo Alto, California 94303.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Andrew S. Pascal, a United States citizen. The Company issued 7,828,745 shares of common stock (the "Shares") to Mr. Pascal on November 24, 1999. Mr. Pascal's business address is c/o Silicon Gaming, Inc., 2800 West Bayshore Road, Palo Alto, California 94303. Mr. Pascal is the President and Chief Executive Officer of the Company. The address of the Company is 2800 West Bayshore Road, Palo Alto, California 94303. Mr. Pascal has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Pascal has not, to the best of his knowledge, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEMS 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Shares were issued to Mr. Pascal under the Silicon Gaming, Inc. 1999 Long Term Compensation Plan. Mr. Pascal paid for the Shares by issuing a non-recourse promissory note to the Company for the fair market value of the Shares on the date of issuance. Mr. Pascal pledged the Shares as collateral against the payment of the promissory note.

ITEM 4. PURPOSE OF TRANSACTION

     The Company recently completed a restructuring (the "Restructuring") that involved an exchange of 39,750 shares of the Company's Series D Convertible Preferred Stock ("Series D Preferred Stock") as well as a warrant (the "Series E Warrant") to purchase shares of Series E Convertible Preferred Stock ("Series E Preferred Stock") in exchange for cancellation of $39.75 million in aggregate principal amount of its outstanding 10% Senior Discount Notes ("Senior Discount Notes"), and an amendment to the terms and provisions of an additional $7.5 million of Senior Discount Notes which remain outstanding. As a part of the Restructuring, the board of directors of the Company adopted the 1999 Long Term Compensation Plan pursuant to which equity-based incentives have been and will continue to be issued to management and employees (the "Management Incentive Plan"). The purpose of grants and sales of common stock, and options to purchase common stock, under the Management Incentive Plan is to advance the long-term interests of the Company by (i) motivating executive personnel by means of long-term incentive compensation, (ii) aligning the interest of participants in the Management Incentive Plan with those of the shareholders of the Company through ownership of the common stock of the Company, and (iii) allowing the Company to attract and retain directors and executive personnel whose skills and expertise greatly enhance the success of the Company. On November 24, 1999, the board of directors approved and authorized the sale and issuance of 7,828,745 shares of common stock to Mr. Pascal under the Management Incentive Plan, and pursuant further to the terms and conditions of a Restricted Stock Agreement by and between Mr. Pascal and the Company, dated November 24, 1999.

     The Series D Preferred Stock is convertible into shares of common stock of the Company. The Series E Warrant is convertible into shares of Series E Preferred Stock and the Series E Preferred Stock is convertible into shares of common stock of the Company. The shares of Series D and Series E Preferred Stock issued are, in the aggregate, convertible into 235,092,858 shares of common stock of the Company. Currently, there is not a sufficient quantity of unissued

---------------------                                        -------------------
CUSIP NO. 827054 10 7                                         PAGE 4 OF 5 PAGES
---------------------                                        -------------------

shares of common stock of the Company available if all outstanding shares of Series D and Series E Preferred Stock were converted, and all shares under the Management Incentive Plan were issued. The board of directors, on November 24, 1999, approved and authorized by resolution, an amendment (the "Amendment") to the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 750,000,000. The Amendment is subject to the approval of a majority of the outstanding voting stock of the Company. On or about December 27, 1999, Mr. Pascal intends to participate in a written consent action approving the Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Pascal beneficially owns 8,045,410 shares of the common stock of the Company or approximately 26.6% of the outstanding common stock of the Company.

     (b) Mr. Pascal has the sole power to vote the Shares so indicated. Mr. Pascal has sole power to dispose of 0 of the Shares.

     (c) Except as set forth in Item 3, Mr. Pascal has not effected any transaction in the Shares during the past sixty (60) days.

     (d) The Company has the right to receive the proceeds from the sale of the Shares to the extent that there remains outstanding at the time of the sale any principal balance on the promissory note issued to the Company by Mr. Pascal as consideration for the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Pascal is a party to a Stockholders Agreement by and among other holders of capital stock of the Company, including the holders of the Series D Preferred Stock. In accordance with the Stockholders Agreement, Mr. Pascal may dispose of the Shares in a market transaction on a national securities exchange or over the counter market or Nasdaq Bulletin Board at the market price, through a "brokers' transaction" or in a transaction directly with a "market maker," as such terms are defined in Rule 144(f) of the Rules promulgated under the Securities Act of 1933, as amended. Under the Stockholders Agreement, Mr. Pascal may be required to dispose of the Shares in conjunction with a disposition of shares of other parties to the Stockholders Agreement, or, if disposing of the Shares in a transaction other than a market transaction, Mr. Pascal may be required to allow other parties to the Stockholders Agreement to participate in a proposed disposition of the Shares.

     The Shares are also subject to a Restricted Stock Agreement by and between the Company and Mr. Pascal. Of the 7,828,745 shares issued on November 24, 1999, 20% vested upon issuance and the remainder vest at a rate of 1/48th for each of the 48 months following issuance. Unvested Shares cannot be transferred by Mr. Pascal for any reason until they become vested, and vested Shares cannot be transferred by Mr. Pascal until such time as there is an effective registration of the Shares pursuant to the Securities Act of 1933, as amended, or in the opinion of counsel for the Company an exemption from registration is available. Under the Restricted Stock Agreement, Mr. Pascal has agreed that the Company will permit the transfer of the Shares only if, in the opinion of the Company's counsel, neither the sale nor the proposed transfer of the Shares will result in a violation of any applicable securities law, rule or regulation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Stockholders Agreement - Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the Commission on December 6, 1999
2. Restricted Stock Agreement (with form of Promissory Note and form of Stock Pledge Agreement)

---------------------                                        -------------------
CUSIP NO. 827054 10 7                                         PAGE 5 OF 5 PAGES
---------------------                                        -------------------

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 1999                              Andrew S. Pascal
-----------------------                       ----------------------------------
Date                                          President and Chief Executive
                                              Officer

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)